UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KEMET CORPORATION

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

488360207

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 488360207		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,895,590

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,895,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,895,590

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.98%

14.	Type of Reporting Person IA; OO

CUSIP No. 488360207		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,895,590

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,895,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,895,590

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.98%

14.	Type of Reporting Person HC; OO

CUSIP No. 488360207		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,895,590

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,895,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,895,590

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.98%

14.	Type of Reporting Person HC; OO

CUSIP No. 488360207		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,895,590

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,895,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,895,590

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.98%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”) with the SEC on November 27, 2019, (as amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

The aggregate amount of funds used by the Reporting Persons in purchasing the 78,640 Shares reported herein on behalf of the Constellation Fund and Systematic Master Fund have come directly from the assets of the Constellation Fund and Systematic Master Fund, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Constellation Fund and Systematic Master Fund was $2,106,812 (excluding commissions and other execution-related costs).

Item 4.         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

Since the filing of the Schedule 13D with the SEC on November 27, 2019, the Reporting Persons acquired 78,640 Shares as reported herein which consists of 17,787 Shares on behalf of the Systematic Master Fund and 60,853 Shares on behalf of the Constellation Fund and sold 229,312 Shares between December 3, 2019 and December 30, 2019 reported herein on behalf the Funds.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

(a)                                 As of the close of business December 30, 2019, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,895,590 Shares, which consisted of (i) 81,786 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 1,392,734 Shares held for the benefit of PRA Master Fund, (iii) 826,041 Shares held for the benefit of Constellation Fund; (iv) 132,316 Shares held for the benefit of Systematic Master Fund, (v) 2,850 Shares held for the benefit of MSW Master Fund and (vi) 459,863 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 4.98% of the Shares.

(b)                                 As of the close of business December 30, 2019, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 2,895,590 Shares, which consisted of (i) 81,786 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 1,392,734 Shares held for the benefit of PRA Master Fund, (iii) 826,041 Shares held for the benefit of Constellation Fund; (iv) 132,316 Shares held for the benefit of Systematic Master Fund, (v) 2,850 Shares held for the benefit of MSW Master Fund and (vi) 459,863 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 4.98% of the Shares.

(c)                                  Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares since the filing of the Schedule 13D. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on New York Stock Exchange and various other trading markets.

(d)                                 Each of the Reporting Persons ceased to have beneficial ownership of greater than 5% of the Shares on December 30, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 2, 2020

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
12/02/19	17,214	26.70784	(3)
12/03/19	573	26.66696	(4)
12/10/19	23,336	26.85514	(5)
12/11/19	19,816	26.88312	(6)
12/12/19	17,701	26.68637	(7)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $26.70784 per share, at prices ranging from $26.57 to $26.92 per share.

(4) Reflects a weighted average purchase price of $26.66696 per share, at prices ranging from $26.54 to $26.83 per share.

(5) Reflects a weighted average purchase price of $26.85514 per share, at prices ranging from $26.69 to $26.93 per share.

(6) Reflects a weighted average purchase price of $26.88312 per share, at prices ranging from $26.84 to $26.93 per share.

(7) Reflects a weighted average purchase price of $26.68637 per share, at prices ranging from $26.55 to $26.93 per share.

Funds

Date	Number of Shares Sold	Price Per Share($) (1)(2)
12/03/19	(3,268)	26.64872	(3)
12/12/19	(17,684)	26.76559	(4)
12/13/19	(9,549)	26.63781	(5)
12/16/19	(13,464)	26.63539	(6)
12/17/19	(13,614)	26.70943	(7)
12/18/19	(13,478)	26.68120	(8)
12/19/19	(32,809)	26.63182	(9)
12/20/19	(36,285)	26.51647	(10)
12/23/19	(21,770)	26.47548	(11)
12/24/19	(8,708)	26.52700	(12)
12/26/19	(19,594)	26.73180	(13)
12/27/19	(19,397)	26.77444	(14)
12/30/19	(19,692)	26.89159	(15)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average sale price of $26.64872 per share, at prices ranging from $26.55 to $26.77 per share.

(4) Reflects a weighted average sale price of $26.76559 per share, at prices ranging from $26.56 to $26.981 per share.

(5) Reflects a weighted average sale price of $26.63781 per share, at prices ranging from $26.58 to $26.70 per share.

(6) Reflects a weighted average sale price of $26.63539 per share, at prices ranging from $26.599 to $26.707 per share.

(7) Reflects a weighted average sale price of $26.70943 per share, at prices ranging from $26.56 to $26.847 per share.

(8) Reflects a weighted average sale price of $26.68120 per share, at prices ranging from $26.605 to $26.82 per share.

(9) Reflects a weighted average sale price of $26.63182 per share, at prices ranging from $26.56 to $26.73 per share.

(10) Reflects a weighted average sale price of $26.51647 per share, at prices ranging from $26.40 to $26.67 per share.

(11) Reflects a weighted average sale price of $26.47548 per share, at prices ranging from $26.36 to $26.511 per share.

(12) Reflects a weighted average sale price of $26.52700 per share, at prices ranging from $26.46 to $26.58 per share.

(13) Reflects a weighted average sale price of $26.73180 per share, at prices ranging from $26.565 to $26.80 per share.

(14) Reflects a weighted average sale price of $26.77444 per share, at prices ranging from $26.62 to $26.825 per share.

(15) Reflects a weighted average sale price of $26.89159 per share, at prices ranging from $26.70 to $27.02 per share.